SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  April 2010

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Major Interests in Shares

TR-1:

               notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Aviva plc
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):see item 13
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	15 April 2010
6. Date on which issuer notified:	16 April 2010
7. Threshold(s) that is/are crossed or reached:	From 4% to 3%
8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	Resulting situation after the triggering transaction
Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of voting rights
Direct	Indirect	Direct	Indirect
Ordinary 25p	116,354,795	116,354,795	110,128,385	110,128,385	3.98%
B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx Nominal Delta

Total (A+B+C)
Number of voting rights	Percentage of voting rights

110,128,385	3.98%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH)
(Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (110,128,385 - 3.98% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited
(Direct) (LGIMHD) (96,113,677 - 3.47% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited
(PMC) (96,113,677 - 3.47% = PMC)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	Notification using the total voting rights figure of 2,766,827,653
14. Contact name:	Lyla Spencer
15. Contact telephone number:	020 7662 8137

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  19 April 2010

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary